UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 25, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel:  (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Costs Associated with Exit or Disposal Activities
     On January 25, 2007, Avago Technologies Finance Pte. Ltd. (the “Company”) announced it had begun implementing a strategic business model shift to further improve the flexibility of its cost structure by increasing the use of outsourced service providers in its manufacturing operations. In connection with this shift, the Company has introduced a largely voluntary severance program intended to reduce its workforce by approximately 15%, primarily in its major locations in Asia. As a result, for the Company’s first fiscal quarter ending January 31, 2007, the Company expects to incur charges of approximately $20 million to $22 million, representing one-time employee termination benefits payable in cash.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007

Avago Technologies Finance Pte. Ltd.
	By:	/s/ Rex S. Jackson
		Name:	Rex S. Jackson
		Title:	Senior Vice President, General Counsel